SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

[redacted]

08003430

June 16, 2008

Ou...
Marianne Bergström

SUPPL

<u>Re: File Number 82-34932, Skanska AB</u>

Please find enclosed our Press Releases published May 23, 28, 30, June 10, 11, 12, 13 and 16, 2008.

Best regards,
Skanska AB

Marianne Bergström

dw 6/26

Published	Item	Document name	Required by
May 23, 2008	Press Release	Skanska developing Gothenburg's first GreenBuilding – investing SEK 350 M in new landmark	law and by the listing agreement with Stockholm Stock Exchange
May 28, 2008	Press Release	Skanska to expand British Prison for GBP 52 M, about SEK 640 M	law and by the listing agreement with Stockholm Stock Exchange
May 30, 2008	Press Release	Skanska developing new landmark in Copenhagen – investing SEK 650 M	law and by the listing agreement with Stockholm Stock Exchange
May 30, 2008	Press Release	Skanska to build hospital in Virginia for USD 53 M, about SEK 330 M	law and by the listing agreement with Stockholm Stock Exchange
June 10, 2008	Press Release	Skanska to build new highway bridge in Gothenburg for SEK 1.1 billion	law and by the listing agreement with Stockholm Stock Exchange
June 11, 2008	Press Release	Skanska to build hospital in California for USD 50 M, about SEK 310 M	law and by the listing agreement with Stockholm Stock Exchange
June 11, 2008	Press Release	Skanska awarded another additional order at environmental project in New York for USD 594 M, about SEK 3.6 billion	law and by the listing agreement with Stockholm Stock Exchange
June 11, 2008	Press Release	Correction: Skanska's share of the new Newtown Creek contract amounts to USD 431 M, approximately SEK 2.7 billion	law and by the listing agreement with Stockholm Stock Exchange
June 12, 2008	Press Release	Skanska extends highway in California for USD 66 M, about SEK 405 M	law and by the listing agreement with Stockholm Stock Exchange
June 13, 2008	Press Release	Skanska to build hospital in Ohio for USD 75.6 M, about SEK 465 M	law and by the listing agreement with Stockholm Stock Exchange
June 16, 2008	Press Release	Skanska to build children's hospital in Memphis, Tennesssee, for USD 146 M, about SEK 900 M	law and by the listing agreement with Stockholm Stock Exchange

SKANSKA

Press Release

May 23, 2008
08:30 am CET

Skanska developing Gothenburg's first GreenBuilding - investing SEK 350 M in new landmark

Skanska is developing and constructing a new office property with strong green profile in Gothenburg. Skanska's investment amounts to about SEK 350 M in the first stage comprising 12,000 square meters of rentable floor space. When fully constructed, the office project will comprise a total of 17,000 square meters. The first phase is scheduled to be completed in autumn 2010.

The new property in Gårda is expected to be the first in Gothenburg to meet the demands for the EU GreenBuilding label. This means that the building's energy consumption will be at least 25 percent lower than what is prescribed in the Swedish National Board of Housing, Building and Planning's (Boverket) standard for newly constructed properties. Application for GreenBuilding labeling will be submitted in the autumn. In January this year, Skanska's office property Hagaporten III in Solna became the first in Sweden to be labeled in accordance with the latest GreenBuilding standard.

"In addition to the green quality, the Gårda property has a prime location adjacent to the E6/E20 highway, with a short travel time to the Landvetter Airport, good public transportation and with the Liseberg amusement park and Ullevi Arena as well as the Scandinavium Arena and Swedish Conference Center within walking distance. The demand for new and modern office premises in Gothenburg is strong and we are looking forward to providing this landmark," says Cecilia Fasth, President of Skanska Properties Gothenburg.

The building on Johan i Gårdas street will be sixteen stories high. In addition to office premises, about 150 parking places are provided underground. Construction is being carried out by Skanska Sweden and will begin in August 2008. Leasing discussions are under way with a number of companies that have registered their interest.

"The energy efficient building in Gårda will have a strong environmental profile also in terms of materials selection. We strive to use eco-labeled products to the greatest extent possible, for example, in terms of paint, ceilings and flooring. We also have halogen-free electrical installations that reduce the use of PVC. Our tenants will also be provided cost-free energy advisory services and company bicycles," says Hans Wallström, Environmental Officer within Skanska Commercial Development Nordic Region.

Skanska Commercial Development Nordic initiates and develops property projects within offices, logistics centers and retail warehouses. Office operations focus on the three large metropolitan regions in Sweden, the Copenhagen region in Denmark and Helsinki, Finland. The development of logistics centers and volume retail properties is conducted in strategic locations in Sweden, Denmark and Finland. Skanska Commercial Development Nordic Region is divided into three regional companies: Gothenburg, Stockholm and Öresund.

For further information please contact:

Cecilia Fasth, President, Skanska Fastigheter Göteborg AB,
tel +46 70 528 38 15
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38
Direct line for media: tel +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 60,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2007 totaled SEK 139 billion.

SKANSKA

Press Release

May 28, 2008
08:30 am CET

Skanska to expand British Prison for GBP 52 M, about SEK 640 M

Skanska has been awarded a contract for the design and construction of an extension to the British HMP Lowdham Grange prison in Nottinghamshire in central England. The contract amount is GBP 52 M, about SEK 640 M, which is included in order bookings for the second quarter of 2008. The customer is Serco, which operates and manages the prison on behalf of HM Prison Service.

The project involves construction of two housing blocks with a total of 260 cells and a two-storey activities building covering approximately 2,900-square-meters. Work also includes the expansion and renovation of existing buildings as well as upgrading of the external environment within the security zone. Skanska is also responsible for the structural and civil design, and mechanical and electrical installations.

Construction will begin in July 2008 with completion of the main works in early 2010 and the total completion of the scheme set for summer 2010.

Skanska was also responsible for the design and construction of the original 500-place prison, which was completed in 1997 and a 128 place extension, completed in 2007.

Earlier this year, Serco awarded Skanska the project to expand the prison at Dovegate in northern England, in which the contract amount was GBP 53 M.

Skanska UK reported revenues of SEK 17.7 billion in 2007, with about 5,500 employees. The company is active in building and civil construction, utilities and building services. Skanska is also a leader in the British program for private public partnerships, PFI (Private Finance Initiative)

For further information please contact:

Anders Lilja, Senior Vice President, Investor Relations, Skanska AB, tel +46 8 753 88 01.
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38
Direct line for media: tel +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 60,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2007 totaled SEK 139 billion.

SKANSKA

Press Release

May 30, 2008
08:30 am CET

Skanska developing new landmark in Copenhagen – investing SEK 650 M

Skanska is developing and constructing the new Havneholmen Tower office property in central Copenhagen. The office project, comprising about 18,500 square meters, is scheduled to be completed at midyear 2010. Skanska's investment amounts to approximately SEK 650 M.

The 12-story Havneholmen Tower will be a new landmark in central Copenhagen. It comprises two towers around a central atrium and is designed to facilitate many users. In addition to the office premises, the property houses 150 parking spaces under the building. Havneholmen Tower is designed by the Wingårdh architect firm, which is also the main architect for the entire area. The construction assignment is being carried out by E. Pihl og Søn A.S.

On Havneholmen, Skanska has previously developed housing and the Havneholmen Atrium office project, which was recently completed and sold. Atrium comprises 12,500 square meters and is fully leased to such tenants as Handelsbanken and BDO ScanRevision.

"The Tower property is centrally located and Havneholmen is a fantastically exciting area that is a natural extension of our development of Kalvebod Brygge. We are seeing a strong demand for modern and flexible offices premises in central Copenhagen. Leasing negotiations are under way with many interested tenants," says Richard Hultin, President of Skanska Öresund.

"The Havneholmen Tower will have a strong environmental profile. Energy consumption will be 15-20 percent lower than the already stringent Danish energy requirements. We also strive to use eco-labeled products to the greatest extent possible and, in addition, our tenants will receive cost-free energy advisory services and company bicycles," says Hans Wallström, Environmental Officer within Skanska Commercial Development Nordic Region.

Skanska Commercial Development Nordic initiates and develops property projects within offices, logistics centers and retail warehouses. Office operations focus on the three large metropolitan regions in Sweden, the Copenhagen region in Denmark and Helsinki, Finland. The development of logistics centers and volume retail properties is conducted in strategic

locations in Sweden, Denmark and Finland. Skanska Commercial Development Nordic Region is divided into three regional companies: Gothenburg, Stockholm and Öresund.

For further information please contact:

Richard Hultin, President Skanska Öresund,
tel +46 70-673 15 56
Anders Lilja, Senior Vice President Investor Relations, Skanska AB,
tel +46 8 753 88 01

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 60,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2007 totaled SEK 139 billion.

SKANSKA

Press Release

May 30, 2008
08:35 am CET

Skanska to build hospital in Virginia for USD 53 M, about SEK 330 M

Skanska has been awarded the construct management contract for a hospital in Roanoke, Virginia. The contract amount is USD 53 M, about SEK 330 M, which is included in order bookings for the second quarter. The customer is Carilion Health System.

The project comprises an approximately 20,000-sqaure-meter clinic building with a total of 208 patient/exam rooms. The building will also house a radiology department equipped for magnetic resonance imaging (MRI) and computed tomography (CT) scanning as well as radiation treatment.

Earlier, Skanska has carried out preconstruction work for about USD 10 M, which is included in order booking in prior quarters. The total construction cost for the project, which is scheduled to be completed in October 2009, amounts to USD 63 M.

Carilion Health System is one of Skanska's repeat customers. Since 2001, four major projects have been carried out within the Carilion Clinic Medical Park in Roanoke.

Skanska USA Building is a leading U.S. provider of construction, general contracting, design and design-build services. The company also provides pharmaceutical validation services to clients. Customers represent a broad spectrum of American industries, including the pharmaceutical, healthcare, educational, electronics, infrastructure, sports and entertainment industries. The company is based in Parsippany, New Jersey and has approximately 4,000 employees. Revenues totaled approximately SEK 27 billion in 2007.

For further information please contact:

Tom Crane, Senior Vice President Communication,
Skanska USA Building, tel +1 973 753 3450
Anders Lilja, Senior Vice President, Investor Relations, Skanska AB,
tel +46 8 753 88 01

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 60,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2007 totaled SEK 139 billion.

SKANSKA

Press Release

June 10, 2008
11:00 am CET

Skanska to build new highway bridge in Gothenburg for SEK 1.1 billion

Skanska has been contracted to build the Partihall interchange in Gothenburg. The contract amount is SEK 1,125 M and is included in order bookings for the second quarter. The customer is the Swedish Road Administration, Western Region.

The new connection comprises a 1,100-meter four-lane bridge. The project includes on-ramps and connecting roads as well as landscaping and drainage piping work.

The Partihall interchange will link E20 and Highway 45 south of the Göta River and improve accessibility for goods traffic to the Partihall area in eastern Gothenburg. It will also reduce traffic in the Tingstad tunnel.

Work on the site begins in the autumn and is scheduled to be completed in 2011. The project is included in the regional infrastructure plan and is part of the future Marieholm link with the new road tunnel under the Göta River.

Skanska Sweden focuses on the construction of residential, public and commercial premises as well as the infrastructure throughout Sweden. The business unit has about 11,000 employees and reported revenues in 2007 of approximately SEK 27 billion. In Sweden, Skanska is also active in the development of residential and commercial properties.

For further information please contact:
Olle Edvardson, Regional Manager, Large Projects, Skanska Sweden, tel +46 70 558 42 46
Karin Lepasoon, Senior Vice President Communications, Skanska AB, tel +46 70 513 65 99
Direct line for the media: +46 8 753 88 99.

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 60,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2007 totaled SEK 139 billion.

SKANSKA

Press Release

June 11, 2008
10:15 am CET

Skanska to build hospital in California for USD 50 M, about SEK 310 M

Skanska has been awarded the construction management contract for the extension of St. Joseph Hospital in Eureka, California. The contract amounts to USD 50 M, about SEK 310 M, which is included in order bookings for the second quarter. The customer is St. Joseph Health System.

The project involves an approximately 9,300-square-meter, three-story expansion of the existing hospital premises. The addition will double the hospital's emergency department capacity and increase intensive care unit beds.

The expansion is scheduled to be complete at the end of 2010. Thereafter, Skanska will also renovate about 1,100 square meters of the existing hospital, which will remain in operation during the entire construction period.

Skanska was also commissioned for the project's initial phases, which amounted to USD 18 M and was included in order bookings in previous quarters. Accordingly, Skanska's construction contract amounts to SEK 68 M. For this program St. Joseph Health System's investment is totaling USD 118 M.

Skanska USA Building is a leading U.S. provider of construction, general contracting, design and design-build services. The company also provides pharmaceutical validation services to clients. Customers represent a broad spectrum of American industries, including the pharmaceutical, healthcare, educational, electronics, infrastructure, sports and entertainment industries. The company is based in Parsippany, New Jersey and has approximately 4,000 employees. Revenues totaled approximately SEK 27 billion in 2007.

For further information please contact:

Tom Crane, Senior Vice President Communication,
Skanska USA Building, tel +1 973 753 3450

Hans Biörck, Executive Vice President, CFO, Skanska AB,
tel +46 8 753 88 00

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 60,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2007 totaled SEK 139 billion.

SKANSKA

Press Release

June 11, 2008
10:20 am CET

Skanska awarded another additional order at environmental project in New York for USD 594 M, about SEK 3.6 billion

Skanska was awarded a third order for upgrading of the Newtown Creek wastewater treatment facility in New York. The contract amounts to USD 594 M, about SEK 3.65 billion, which is included in order bookings for the second quarter. The customer is the New York City Department of Environmental Protection.

The project involves the south sections of the Newtown Creek Water Pollution Control Plant in Brooklyn. The project is the final phase of the major upgrade to meet federal and state environmental requirements.

The project involves demolition of existing facilities and reconstruction of new units. This involves control buildings and a number of large concrete structures for water cleaning and treatment. Installation of piping as well as mechanical and electronic equipment is also included.

Work at the site will start this summer and be completed in 2012.

The new project is Skanska's third in the upgrading of the Newtown Creek plant. Accordingly, the company's total contracts at the plant amount to USD 805 M. Skanska is currently engaged in seven expansions of water treatment facilities in the New York area and one in California. The company's largest US order to date is the Croton Water Filtration Plant in New York, in which Skanska's contract amounts to USD 1.04 billion.

Skanska USA Civil is focused on the construction of traffic infrastructure and facilities for power, water and water treatment. The business unit has about 4,500 employees and operations in the eastern US, Colorado and California. Skanska USA Civil's revenues amounted to about SEK 10.8 billion in 2007.

For further information please contact:

Karen Diemer, Communications Manager, Skanska USA Civil,
tel +1 718 746 2785
Hans Biörck, Executive Vice President, CFO, Skanska AB,
tel +46 8 753 88 00

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 60,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2007 totaled SEK 139 billion.

SKANSKA

Press Release

June 11, 2008
11:20 am CET

Correction

Skanska's share of the new Newtown Creek contract amounts to USD 431 M, approximately SEK 2.7 billion

Skanska's share of the earlier today announced Newtown Creek contract is 72.5 percent of the total contract amount of USD 594 M, SEK 3.65 billion.

Accordingly, USD 431 M, SEK 2.7 billion, will be included in the order bookings for the second quarter.

For further information please contact:

Karin Lepasoon, Senior Vice President Communications, Skanska AB, tel +46 70 513 65 99
Direct line for media: +46 8 753 88 99
Hans Biörck, Executive Vice President, CFO, Skanska AB,
tel +46 8 753 88 00

This and previous releases can also be found at www.skanska.com

SKANSKA

Press Release

June 12, 2008
09:45 am CET

Skanska extends highway in California for USD 66 M, about SEK 405 M

Skanska has been contracted to extend a highway in California. The contract amount is USD 66 M, about SEK 405 M, which is included in order bookings for the second quarter. The customer is the California Department of Transportation.

The order involves extension of about 3.7 kilometers of four-lane highway along State Routes 52 and 67 at Santee, east of San Diego in southern California. The project includes a large intersection with four bridges where the State Routes meet.

The new highway, which will improve communications between Santee and eastern San Diego, is part of a major expansion plan for the road network in the area. Skanska is also currently engaged in extension of State Routes 905 and 78 in the area.

The project begins immediately and will be complete in about 28 months.

Skanska USA Civil is focused on the construction of traffic infrastructure and facilities for power, water and water treatment. The business unit has about 4,500 employees and operations in the eastern US, Colorado and California. Skanska USA Civil's revenues amounted to about SEK 10.8 billion in 2007.

For further information please contact:

Karen Diemer, Communications Manager, Skanska USA Civil,
tel +1 718 746 2785
Karin Lepasoon, Senior Vice President Communications, Skanska AB, tel +46 70 513 65 99
Direct line for media: +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 60,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2007 totaled SEK 139 billion.

SKANSKA

Press Release

June 13, 2008
08:30 am CET

Skanska to build hospital in Ohio for USD 75.6 M, about SEK 465 M

Skanska has been awarded the construction management contract for a heart hospital in Dayton, Ohio, in the US. The contract amount totals USD 75.6 M, approximately SEK 465 M, which will be included in order bookings for the second quarter. The customer is the Miami Valley Hospital.

The Miami Valley Hospital Heart Tower is an eleven-story building comprising about 45,000 square meters. The new hospital will feature a heart center, with cardiac surgery suites and 180 private patient rooms. The project also includes general patient and visitor areas and underground parking on two levels.

Work commenced in May and the hospital will be completed at the end of 2010.

The Miami Valley Hospital, in Dayton, Ohio, which was established in 1890 is now a regional specialist hospital with 848 beds and 1,100 physicians. Last year, the hospital was ranked as one of the best in the US by the newspaper *U.S. News & World Report*.

Skanska USA Building will lead the project, which is being conducted as a joint venture with Shook Construction. Skanska has 56 percent of the total contract amount, which totals USD 135 M.

The construction company Shook Construction is based in Dayton, Ohio, and has operations in several states. The company, which was formed in 1926, is now among the 400 largest in the US construction sector.

Skanska USA Building is a leading U.S. provider of construction, general contracting, design and design-build services. The company also provides pharmaceutical validation services to clients. Customers represent a broad spectrum of American industries, including the pharmaceutical, healthcare, educational, electronics, infrastructure, sports and entertainment industries. The company is based in Parsippany, New Jersey and has approximately 4,000 employees. Revenues totaled approximately SEK 27 billion in 2007.

For further information please contact:

Tom Crane, Senior Vice President Communication,
Skanska USA Building, tel +1 973 753 3450
Karin Lepasoon, Senior Vice President Communications, Skanska AB, tel +46 70 513 65 99
Direct line for media: +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 60,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2007 totaled SEK 139 billion.

SKANSKA

Press Release

June 16, 2008
08:30 am CET

Skanska to build children's hospital in Memphis, Tennessee, for USD 146 M, about SEK 900 M

Skanska has been awarded the construction management assignment for a children's hospital in Memphis, Tennessee. The contract amount is USD 146 M, about SEK 900 M, which is included in order bookings for the second quarter. The customer is Le Bonheur Children's Medical Center.

The project comprises an approximately 57,000-square-meter twelve-story building. Construction is under way and is scheduled for completion in 2010.

The new children's hospital will include a number of pediatric specialties as well as a cardiovascular care and neonatal intensive care units. The 225 patient rooms are designed to accommodate two relatives. The hospital will also feature a mini-movie theater and areas for play and schooling.

Founded in 1952, Le Bonheur Children's Medical Center is the Mid-South's first and only comprehensive pediatric medical facility. Every year Le Bonheur treats almost 140,000 children from 47 states and many countries. Le Bonheur is home to one of the 10 busiest pediatric emergency departments in the US and hosts one of the largest pediatric surgical brain tumor programs. Le Bonheur's investment for this project totals USD 327 M.

Skanska is a leader in the US healthcare sector. The total contract amount of the company's ongoing hospital projects exceeds USD 5 billion. In the current quarter, new hospital contracts have also been received in Virginia, California and Ohio.

Skanska USA Building is a leading U.S. provider of construction, general contracting, design and design-build services. The company also provides pharmaceutical validation services to clients. Customers represent a broad spectrum of American industries, including the pharmaceutical, healthcare, educational, electronics, infrastructure, sports and entertainment industries. The company is based in Parsippany, New Jersey and has approximately 4,000 employees. Revenues totaled approximately SEK 27 billion in 2007.

For further information please contact:

Tom Crane, Senior Vice President Communication,
Skanska USA Building, tel +1 973 753 3450
Karin Lepasoon, Senior Vice President Communications, Skanska AB, tel +46 70 513 65 99
Direct line for media: +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 60,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2007 totaled SEK 139 billion.

END